SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NexPoint Real Estate Strategies Fund

(Name of Issuer)

Class Z Shares of Beneficial Interest

(Title of Class of Securities)

65342M309

(CUSIP NUMBER)

MAPLES FS

PO BOX 1093, BOUNDARY HALL

CRICKET SQUARE, GRAND CAYMAN, KY1-1102

CAYMAN ISLANDS

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 65342M309	13D	Page 2 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentinel Reinsurance, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 64,187.01
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 64,187.01
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,187.01
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.96%
14	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 65342M309	13D	Page 3 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jan Neveril
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands; Czech Republic

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 64,187.01
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 64,187.01

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,187.01
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.96%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 65342M309	13D	Page 4 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Damien Austin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 64,187.01
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 64,187.01

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,187.01
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.96%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

This Amendment No. 1 (this “Amendment”) is being filed on behalf of Sentinel Reinsurance, Ltd., a Cayman Islands exempted company (“Sentinel”), Jan Neveril and Damien Austin (collectively, the “Reporting Persons”) and amends the Schedule 13D filed with the United States Securities and Exchange Commission on August 31, 2017 relating to the Class Z Shares of Beneficial Interests (the “Shares”) of NexPoint Real Estate Strategies Fund, a Delaware statutory trust (the “Issuer”), held by Sentinel.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 2.	Identity and Background

Item 2 is hereby amended and restated as follows:

(a) This Amendment is filed by and on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) Sentinel Reinsurance, Ltd., a Cayman Islands exempted company (“Sentinel”), (ii) Jan Neveril and (iii) Damien Austin.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”). Each of the Reporting Persons declares that neither the filing of this Amendment nor anything herein shall be construed as evidence that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

(b) The address of the principal business office of each of the Reporting Persons is PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands.

(c) The principal business of Sentinel is reinsurance. The principal business of Ms. Neveril and Mr. Austin is serving as client service professionals who act as directors of certain companies. Ms. Neveril and Mr. Austin may be deemed to beneficially own Shares owned and/or held by Sentinel.

(d) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons has been convicted in a criminal proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(e) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons was a party to a civil proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f) Sentinel is a Cayman Islands exempted company. Ms. Neveril is a citizen of the Cayman Islands and the Czech Republic. Mr. Austin is a citizen of the United Kingdom.

Item 3.	Source and Amount of Funds

Item 3 is hereby amended and restated to read as follows:

As of July 25, 2019, the Reporting Persons had invested approximately $1,287,097.61 (inclusive of brokerage commissions) in the securities of the Issuer. The source of these funds was the working capital of Sentinel.

Item 5.	Interest in Securities of the Issuer

(a) As of July 25, 2019, (i) Sentinel may be deemed to beneficially own 64,187.01 Shares, which represents approximately 8.962% of the outstanding Shares; (ii) Jan Neveril, in her capacity as director of Sentinel, may be deemed to beneficially own 64,187.01 Shares, which represents approximately 8.962% of the outstanding Shares; and (iii) Damien Austin, in his capacity as director of Sentinel, may be deemed to beneficially own 64,187.01 Shares, which represents approximately 8.962% of the outstanding Shares.

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Sentinel Resources, Ltd.[1]	64,187.01	0	64,187.01	0
Jan Neveril[2]	0	64,187.01	0	64,187.01
Damien Austin [3]	0	64,187.01	0	64,187.01

(c) During the past sixty (60) days, the sole transaction was an issuer repurchase of 33,437.89 shares for $20.81 per share by the Reporting Persons.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 4 are incorporated herein by reference.

[1]

These Shares are held directly by Sentinel. Ms. Neveril and Mr. Austin are directors of Sentinel, and may be deemed to be indirect beneficial owners of the Shares held by Sentinel. Ms. Neveril and Mr. Austin disclaim beneficial ownership of such Shares.

[2]	Includes Shares that Ms. Neveril may be deemed to beneficially own as director of Sentinel. Ms. Neveril disclaims beneficial ownership of such Shares.
[3]	Includes Shares that Mr. Austin may be deemed to beneficially own as director of Sentinel. Mr. Austin disclaims beneficial ownership of such Shares.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.2	Joint Filing Agreement by and among the Reporting Persons.

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2019

SENTINEL REINSURANCE, LTD.

By:	/s/ Jan Neveril
Name: Jan Neveril
Title: Director

/s/ Jan Neveril
Jan Neveril

/s/ Damien Austin
Damien Austin

1